[redacted]

SECU 06051589 SION

Public

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SEC Mail Processing Section
JUL 20 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith 612-677-1339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400 (Address) Minneapolis (City) MN (State) 55431 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/22/15

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Sima Griffith
Signature

Managing Principal
Title

Jeannie Marie Maier
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
CASH	$ 32,535	$ 73,147
COMMISSIONS RECEIVABLE	7,145	24,445
PREPAID EXPENSES	4,160	3,655
EQUIPMENT AND FURNITURE, NET	11,876	10,166
TOTAL ASSETS	$ 55,716	$ 111,413

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
LIABILITIES		
Accrued expenses	$ 15,493	$ 19,159
MEMBER'S EQUITY	40,223	92,254
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 55,716	$ 111,413

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt, general corporate finance advisory services and investor relations.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and the National Association of Securities Dealers (NASD).

Cash

The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and do not accrue interest. No allowance for doubtful accounts is considered necessary at December 31, 2005 and 2004.

Equipment and Furniture

Equipment and furniture are being depreciated using straight-line and accelerated methods over estimated useful lives of 5 to 7 years.

Revenue Recognition

The Company's revenues during 2005 and 2004 were derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are deductible against the total commissions to be received upon the closing of a placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $7,931 and $2,969 for the years ended December 31, 2005 and 2004.

Income Taxes

The Company is a limited liability company for income tax purposes. Accordingly, these financial statements do not include any provision for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital of $17,042 and $53,988 which was $12,042 and $48,988 in excess of its required net capital of $5,000. The Company's net capital ratio was .91 to 1 and .35 to 1 at December 31, 2005 and 2004.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2005 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 3 - Equipment and Furniture

Equipment and furniture consisted of the following at December 31:

	2005	2004
Equipment and Furniture	$ 36,244	$ 32,453
Less Accumulated Depreciation	(24,368)	(22,287)
	$ 11,876	$ 10,166

Depreciation expense was $2,081 and $466 for the years ended December 31, 2005 and 2004.

NOTE 4 - Employee Benefit Plan

The Company adopted a simplified employee pension plan in 1999. Contributions to the plan by the Company are discretionary. Employer contributions were $2,188 and $- for the years ended December 31, 2005 and 2004.

NOTE 5 - Significant Customers

One customer accounted for 80% of total revenues for the year ended December 31, 2005. That same customer accounted for 12% of total revenues for the year ended December 31, 2004. Two additional customers accounted for approximately 73% of total revenues for the year ended December 31, 2004.

NOTE 6 - Leases

The Company entered into a noncancelable operating lease for office space. The lease expires May 2010 and requires monthly base rents of $2,702 which increase annually over the term of the lease to $2,866. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses. The Company also leases a vehicle under a lease that expires December 2006. Monthly rent is $627. Total rent expense, including operating expenses, was approximately $49,000 and $45,200 for the years ended December 31, 2005 and 2004.

Future minimum rental commitments are as follows for the years ending December 31:

2006	$ 39,609
2007	33,200
2008	33,692
2009	34,182
2010	14,328
	$ 155,011

NOTE 7 - Contingency

During 2005, a former employee filed a claim against the Company for unpaid compensation. The former employee has asked for a combination of cash and the assignment of warrants to settle her claim. The claim is currently in the mediation process. As of December 31, 2005, no settlement had been reached. The Company intends to defend itself in this matter. The potential liability or outcome cannot be determined at this time.